UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For February 6, 2007
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

China Technology Announces the Proposed Subscription of a HK$10 Million Exchangeable Note to be Issued by Going International Limited
     HONG KONG, Feb 6, 2007 / China Technology Development Group Corporation (Nasdaq: CTDC) ( “CTDC” or the “Company”) today announced in partnership with CCB International Assets Management Co., Ltd (“CCBI Assets”) to invest in Going International Limited (“Going”). On February 5, 2007, the Company entered into a non-binding Letter of Intent (the “LOI”) with Going, a limited liability company organized and existing under the laws of the British Virgin Islands, which owns 58% of the issued share capital of Huitong Food Holdings Limited (“Huitong Food”), a limited liability company organized and existing under the laws of the Cayman Islands, for the purchase of an exchangeable note for the principal amount of HK$10 million from Going (“Going Note”). Going is the controlling shareholder of Huitong Food, which, upon completion of restructuring, will become the holding company of Luohe Huixi Food Co. Ltd. (“Huixi”), a limited liability company organized and existing under the laws of the People’s Republic of China, principally engaged in the business of meatpacking manufacturing. Pursuant to the terms of the LOI, CTDC and Going will enter into an exchangeable note purchase agreement pursuant to which CTDC will subscribe and Going will issue, the Going Note for HK$10 million in cash. CTDC will be entitled to fully convert the Going Note into shares of Huitong Food prior to its proposed initial public offering on the Hong Kong Stock Exchanges. Going and Huitong Food have issued exchangeable notes on similar terms and conditions as the proposed Going Note to CCBI Assets.
     Founded in 1994, Henan Huitong Meat and Food Company Limited (“Huitong Group”), the predecessor of Huixi, is a major meatpacking manufacturer in China and has become a leading provider of meat products in Hong Kong. Huitong Group ranked No. 27 among top 50 meat producers in China according to a report published by China Meat Industry Association in 2005. Huitong Group’s total amount of sales revenue exceeded US$150 million for the fiscal period ended August 31, 2006. In addition, Huitong Group has established 22 distribution branches and 6 branch offices around China and exported to Russia, Hong Kong and Macau, etc.
     CCBI Assets is a wholly owned subsidiary of CCB International (Holdings) Limited, a wholly owned investment bank established by China Construction Bank (“CCB”) in 2003. CCB is a leading commercial bank in China providing a comprehensive range of commercial banking products and services.
     “The strategic investment in Huitong Food will help us to build up the solid foundation and penetration in Chinese food industry,” said Mr. Alan Li, Chief Executive Officer of the Company, “And through close cooperation with Huitong Group and CCBI Assets, we may be able to leverage each party’s network and resources to further strengthen our growth strategies and expansion plans in the Chinese food industry.”

About CTDC:
CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group, a major Chinese state-owned enterprise. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: February 6, 2007
By: /s/ Alan Li
Name:	Alan Li
Title:	Chief Executive Officer